Exhibit 99.1

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills

Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel:       + 91 40 4900 2900

Fax:      + 91 40 4900 2999

Email:   mail@drreddys.com

Web:     www.drreddys.com

May 16, 2026

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub: Intimation under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 - Schedule of Analyst / Institutional Investor Meetings

This is to inform that the Company’s management will be participating in the following investor conference with single institution(s)/ investor groups:

Date	Organized by	Location	Meeting mode	Nature of meet	Timing
20.05.2026	Elara Capital	Hong Kong	In-Person	Group Meet	09:00 - 18:00 HKT
21.05.2026 – 22.05.2026	Bank of America	Singapore	In-Person	Group Meet	08:30 - 18:00 SGT
25.05.2026	Nomura	Toronto	In-Person	Group Meet	09:00 - 18:00 ET
28.05.2026	Nomura	Boston	In-Person	Group Meet	09:00 - 18:00 ET
29.05.2026	Nomura	New York	In-Person	Group Meet	09:00 - 14:00 ET
01.06.2026 – 02.06.2026	Nomura	New York	In-Person	Group Meet	09:00 - 18:00 ET
03.06.2026	Investec	Princeton, New Jersey	In-Person	Group Meet	10:30 - 11:30 ET

Please note that the schedule of the aforesaid meeting is subject to change due to any exigencies on the part of Investors / Company.

This is for your information.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR